Exhibit 99.1

MICHAEL KORS APPOINTS ANN MCLAUGHLIN KOROLOGOS AND JEAN TOMLIN

TO BOARD OF DIRECTORS

Hong Kong —March 18, 2013 — Michael Kors Holdings Limited (NYSE: KORS) (the “Company”), a global luxury lifestyle brand today announced that Ann McLaughlin Korologos and Jean Tomlin have been appointed to the Company’s Board of Directors effective March 18, 2013. The appointment of Ms. Korologos and Ms. Tomlin brings the Company’s Board membership to nine.

Ann McLaughlin Korologos is a former U.S. Secretary of Labor with extensive experience in the areas of international markets, marketing, regulatory and government affairs, policy making and corporate governance. She is Chairman Emeritus of The Aspen Institute, a nonprofit organization, and previously served as the Chairman of the Board of Trustees of the RAND Corporation from April 2004 to April 2009. Ms. Korologos has significant public company board experience and currently serves as a director of AMR Corporation (and its subsidiary, American Airlines), Kellogg Company, Host Hotels & Resorts, Inc., Harman International Industries, Inc. and Vulcan Materials Company.

Jean Tomlin has over 35 years experience in human resources, employee relations, training and development. Since 2006, Ms. Tomlin has served as Director, Human Resources of the London Organising Committee of the Olympic and Paralympic Games. Previously, she was the Director, Human Resources of Marks & Spencer plc, a major British retailer. Ms. Tomlin also spent 15 years at Prudential plc and nine years at Ford Motor Company in the UK in various human resources management positions. Currently, Ms. Tomlin also serves as a director of J. Sainsbury plc, the UK’s third-largest food retailer and grocery store operator.

John D. Idol, the Company’s Chairman and Chief Executive Officer, said “We are thrilled to have Ann and Jean join our Board. Our board is now comprised of a majority of independent directors from diverse professional and personal backgrounds. We intend to leverage the broad spectrum of experiences on our Board to continue to build value for our shareholders.”

About Michael Kors Holdings

Michael Kors is a world-renowned, award-winning designer of luxury accessories and ready to wear. His namesake company, established in 1981, currently produces a range of products through his Michael Kors, KORS Michael Kors and MICHAEL Michael Kors labels, including accessories, footwear, watches, jewelry, men’s and women’s ready to wear, and a full line of fragrance products. Michael Kors stores are operated, either directly or through licensing partners, in some of the most prestigious cities in the world, including New York, Beverly Hills, Chicago, London, Milan, Paris, Munich, Istanbul, Dubai, Seoul, Tokyo and Hong Kong.

Forward Looking Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “seek,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. The forward-looking statements contained in this press release are based on assumptions that the Company has made in light of management’s experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that it believes are appropriate under the circumstances. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1 , as amended (File No. 333-183778), filed with the U.S. Securities and Exchange Commission.

CONTACTS:

Investor Relations:

ICR, Inc.

Jean Fontana

203-682-8200

jean.fontana@icrinc.com

Media:

Lisa Pomerantz

212-201-8128

lisa.pomerantz@michaelkors.com